Dan Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

July 8, 2024

Re:	Grayscale Ethereum Mini Trust (ETH)

Amendment No. 2 to Registration Statement on Form S-1

Filed June 21, 2024

File No. 333-278878

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Att’n:  Michelle Miller

  Mark Brunhofer

  David Lin

  Justin Dobbie

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Ethereum Mini Trust (ETH) (the “Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 28, 2024, relating to Amendment No. 2 to the Trust’s Registration Statement on Form S-1. The Sponsor has revised the Registration Statement and is filing Amendment No. 3 to the Registration Statement (as amended, the “Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary

Trust Overview, page 1

1.

You state here that Ether has a circulating supply of approximately 120 million coins as of March 31, 2024. You also include other disclosure here and elsewhere in the prospectus as of March 31, 2024. Please revise to update this information as of June 30, 2024, or the most recent practicable date.

Response

The Sponsor has revised the disclosure in the Registration Statement to reflect information available as of June 30, 2024, or the most recent practicable date, in response to the Staff’s comment.

Risk Factors

Due to the unregulated nature and lack of transparency…,page 33

2.

We note the use of the term “unregulated” when referring to certain crypto asset trading platforms. Please revise to qualify your use of this term by clarifying that such platforms may be subject to regulation in a relevant jurisdiction but may not be complying.

Response

The Sponsor has revised the disclosure on pages ii, 5, 32 and 33 of the Registration Statement in response to the Staff’s comment.

Regulatory changes or actions by the U.S. Congress..., page 53

3.	Please remove the first three sentences in the first full paragraph on page 54 as the disclosure lacks the appropriate context for the referenced statements.

Response

The Sponsor has revised the disclosure on page 54 of the Registration Statement in response to the Staff’s comment.

* * *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

cc:	Edward McGee

Craig Salm

Jake Karlsruher

Joseph A. Hall

Davis Polk & Wardwell LLP

July 8, 2024	2